HOOPS SCOUTING USA

May 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

 Re: Hoops Scouting USA (the “Company”)

Registration Statement on Form S-1

File No. 333-221200

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30PM EST on May 3, 2018 or as soon thereafter as is practicable.

 Very truly yours,

Hoops Scouting USA

/s/ Jamie Oei

By: Jamie Oei

Title: Principal Executive Officer

& Principal Financial Officer